U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                              FORM 10-SB/A1


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                         RIVERBEND TELECOM, INC.
                         -----------------------
             (Name of small business issuer in its charter)

          NEVADA                                          91-2150635
          ------                                          ----------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


                           826 BARRACKS STREET
                      NEW ORLEANS, LOUISIANA 70116
                      ----------------------------
           (Address of principal executive offices) (Zip Code)



               Issuer's telephone number:  (504) 524-2433
                                         ----------------



Securities to be registered under Section 12(b) of the Act:  NONE
                                                           ------


Securities to be registered under Section 12(g) of the Act:
COMMON STOCK, $.001 PAR VALUE
-----------------------------

                                 PART I

     IN THIS REGISTRATION STATEMENT THE TERMS "RIVERBEND," "COMPANY," "WE," "US" AND "OUR" REFER TO RIVERBEND TELECOM, INC. WE REFER TO OUR $.001 PAR VALUE COMMON STOCK AS COMMON STOCK.

ITEM 1.  DESCRIPTION OF BUSINESS.

BACKGROUND

     Riverbend is a Nevada corporation formed in August 2001. Riverbend to date has conducted only limited operations other than organizational matters, including entering into one agreement with Norcom, Inc. In the next several months, Riverbend intends to purchase or lease and install any equipment necessary to transact business, establish correspondent banking relationships and make other arrangements for necessary services.

BUSINESS STRATEGY

     GENERAL STRATEGY


     Riverbend markets telecommunication services for resellers and carriers of local and long distance telephone and internet services. In August, 2001, Riverbend entered into a marketing agreement with Norcom, Inc., a reseller of telecommunication services, to market long distance telephone services on behalf of Norcom for commission based compensation. This is currently the only marketing agreement Riverbend has entered into and accounts for approximately 93% of our revenues. In the next twelve months, we intend to enter into agreements with other resellers of telecommunication services, however we currently have not had any significant discussions with any other resellers. In our efforts to identify potential resellers with whom we may enter into future agreements, our management attends industry conferences at which resellers are present and offering their products. Our long term strategy is to achieve continued growth and profitability by focusing our marketing efforts on residential customers and small to medium sized businesses; by reducing our overall cost of delivering local and long distance telecommunications and internet services; by providing back office support for other resellers; and by developing additional reseller and provider relationships and products to expand Riverbend's target market and product mix while improving profit margin. Riverbend also intends to develop a network of independent sub-agents, which Riverbend believes is the most cost-effective method to acquire customer accounts.


     ACQUISITIONS

     There are numerous small to mid-size long distance agent companies operating throughout the United States. Although Riverbend presently has no understanding, arrangement or agreement to make any other acquisitions, Riverbend believes that many existing agents are willing to be acquired due to the lack of sufficient revenue vis-a-vis their current operating expenses. Riverbend believes that it has the ability to maximize the potential of these

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acquisitions through increased operating efficiency without significant increase in overhead by eliminating duplicate overhead and enhancing the use of agent tracking software.


PLAN OF OPERATION

     Since our inception, we have marketed retail telecommunication services offered by one telecommunication reseller (Norcom) to small and medium-sized business and residences primarily in the State of Louisiana and the surrounding regions. Riverbend functions as an independent sales agent, offering the products and services of the reseller or carrier to our customers on a retail basis. We offer long distance, local and prepaid calling card services, but may expand our offerings in the near future. By focusing our marketing efforts in a small geographic region, we strive to provide our customers with more personalized service and more frequent customer contact, which we hope will translate into increased customer satisfaction and greater customer longevity. Furthermore, we intend that our concentrated customer base will satisfy voids in certain telecommunications resellers' or carriers' networks, making such resellers or carriers more likely to engage the services of Riverbend in their effort to diversify their customer base and expand their service offerings to underserved markets.

     We do not own or operate any telecommunication networks or provide any telecommunication services under our own private label. We anticipate that under the majority of our arrangements with telecommunication resellers and carriers, we will receive a commission based on the usage generated by each customer whom we are responsible for providing to the reseller or carrier. Riverbend will not be responsible for transporting, billing or collecting for the usage associated with each customer. Rather, we will target and solicit customers on behalf of the reseller or carrier and provide the customer information to the reseller or carrier. Each individual reseller or carrier will then be responsible for transporting the minutes of usage and billing and collecting for such usage. We intend that under the majority of the our contracts with telecommunication resellers and carriers, the reseller or carrier will be contractually obligated to pay commissions to us on a monthly basis for as long as each customer remains on the resellers' or carrier's service. We hope that in certain instances, we will be entitled to receive commissions for as long as the customers solicited by us maintain a specified volume or revenue with the specific reseller or carrier.

     Riverbend's management has a cumulative twenty years of experience in the telecommunications industry and we intend to leverage this experience in an effort to identify and negotiate marketing agreements with resellers and carriers that are favorable to us in terms of commission payments and equity participation rights. We believe that our management has developed past relationships with the management personnel at many of the telecommunications resellers and carriers with whom we will seek to enter into agreements and that such relationships will provide us with a competitive advantage over our competitors. We believe that the quality and experience of our current management team are critical factors in the implementation of our growth strategy and our ability to attract additional management personnel as we expand.

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
INDUSTRY BACKGROUND

     According to the FCC's reports, the market for telecommunications services has grown and continues to grow rapidly in the United States. The overall telecommunications market presently consists of $366 billion dollars in revenues divided amongst the following markets:

     *    $121 billion local service market;
     *    $108 billion long distance market;
     *    $50 billion equipment market;
     *    $62 billion wireless/paging market;
     *    $15 billion information services; and
     *    $10 billion cable TV market.

     Allegedly to combat "slamming," the unauthorized conversion of a customer's preselected telecommunication carrier, many local exchange carriers have initiated "PIC freeze" programs that, once selected by the customer, require a customer seeking to change long distance or local carriers to contact the local carrier directly instead of having the new carrier contact the local carrier on the customer's behalf. Many local carriers have imposed burdensome requirements on customers seeking to lift PIC freezes and change carriers, and thereby may make it difficult for customers to switch to telecommunications services marketed by Riverbend. Such activities could have an adverse effect on Riverbend.

     The entry of the Bell operating companies into the long distance market may further heighten competition. Under the Telecommunications Act of 1996, the Bell operating companies were authorized to provide long distance service that originates outside their traditional service areas, and may gain authority to provide long distance service that originates within their region after satisfying certain market opening conditions. Bell operating company entry into the long distance market means new competition from well-capitalized, well-known companies that have the capacity to "bundle" other services, such as local and wireless telephone services, Internet access and cable television, with long distance telephone services. While the Telecommunications Act includes certain safeguards against anti-competitive conduct by the Bell operating companies, it is impossible to predict whether such safeguards will be adequate or what effect such conduct would have on us. Because of the Bell operating companies' name recognition in their existing markets, the established relationships that they have with their existing local service customers, and their ability to take advantage of those relationships, as well as the possibility of interpretations of the Telecommunications Act favorable to the Bell operating companies, it may be more difficult for other providers of long distance and local telecommunication services to compete.

MARKET OPPORTUNITY

     Our strategy is to focus on selected markets where limited competition exists, and where there is a significant concentration of potential high volume telecommunication customers. We currently target small and medium-sized business and residences in and around the State of Louisiana. We believe that in recent years the major interexchange companies have focused their efforts on larger markets, leaving our target markets with limited service alternatives. As a result, we believe there is a market demand for alternative service providers as businesses and residential customers seek competitive pricing, flexible and responsible local service, greater reliability and security. We believe that we have positioned ourself to effectively market the telecommunication services of various resellers and carriers to customers in these target markets.


     Furthermore, a local focus should provide a competitive advantage in customer acquisition and retention. It is our goal to establish high customer visibility within each of our markets through a network of independent sub-agents who will provide direct and personal customer contact and service (See "Independent Sub-Agents"). As described above, our current market consists of small and medium-sized businesses and residential customers, primarily in the State of Louisiana. Our target business customers average between $300.00 and $500.00 in telecommunication service per month. Our target residential customers average between $30.00 and $50.00 in telecommunication service per month. While our customers are currently located primarily in Louisiana, we anticipate that through a network of independent sub-agents, we will be able to expand our market to include small and medium-sized businesses and residences throughout the United States.


MAJOR CONTRACT

     NORCOM, INC. In August 2001, we entered into an agreement with Norcom, Inc. ("Norcom"), a Florida based reseller of telecommunication services. Pursuant to the agreement, we are entitled to market local, long distance and pre-paid calling card services on Norcom's behalf to commercial and residential customers on an agency basis. The agreement is non-exclusive and we are one of many companies with whom Norcom enters into marketing relationships. Norcom pays sales commissions to us on a monthly basis equal to ten percent (10%) of all revenues generated by those customers provided to Norcom through our marketing efforts. Norcom is responsible for all credit checks, bad debt, collection costs and billing costs. Our commissions are paid on billed revenues regardless of whether end-users pay their invoices to Norcom. Consequently, we suffer no charge backs or usage on accounts that are delinquent in payment or written off as bad debt. However, any commissions paid on delinquent accounts that are not eventually collected will, at the discretion of Norcom, be subject to deduction against future commission payments. Our agreement with Norcom is for an initial period of two years and can be terminated by either party upon thirty (30) days notice.

     Pursuant to our agreement with Norcom, we may engage sub-agents to solicit customers for Norcom on our behalf. Such sub-agents will be unaffiliated parties and we will pay sub-agents a commission based upon a portion of the commission revenue we receive each month from Norcom. Commissions paid to individual sub-agents may vary depending upon the amount of work Riverbend is required to perform for any particular sub-agent (which may include accounting services and customer tracking and monitoring) and the customer base the sub-agent is able to provide to Riverbend. Currently Riverbend has engaged one sub-agent to solicit customers on Riverbend's behalf.

     In an effort to enter contractual relationships with other providers or resellers of telecommunication services, management of Riverbend attends various industry conferences and meetings at which resellers of local and long distance services are present and offering their products. At such functions, we meet with various resellers and determine who currently has the best and most favorable telecommunication offerings in a specific geographic region. Once we identify a specific reseller, we then proceed with negotiating a marketing relationship and contract, which will provide us with commission based compensation for marketing the telecommunication services provided by the reseller.

     As described above, we currently receive 100% of our commission revenues and 93% of our overall revenues from one telecommunication reseller, Norcom. For the period ended December 31, 2001, we received $17,958 in commission revenue from Norcom. Of this amount, we paid $15,958 to our one current sub-agent. In the future, we will attempt to enter into sub-agent relationships that provide for a more favorable commission structure to Riverbend. Additionally, we will seek to enter into additional agreements with other resellers and/or carriers, to market their services as well.

PRODUCTS AND SERVICES

     We intend to market a variety of telecommunication products on behalf of resellers or carriers. Currently, the only reseller with whom we have entered a marketing agreement is Norcom, however, we intend to enter into additional marketing agreements with other resellers and carriers in the future. With respect to Norcom, we offer 1+, 800 and travel card services. We are also capable of offering various Internet services to our customers, but have chosen to initially concentrate our efforts on marketing the long distance services described above. We target customers with long distance phone bills ranging between $20.00 and $700.00 per month, although we have several large customers billing over $1000.00 per month. We believe that the products we currently offer provide for favorable rates and services to our customers and will allow us to remain competitive within the industry. Furthermore, we believe that our targeted customer base, consisting of small and medium-sized businesses and residential customers, is a market traditionally underserved by most telecommunication carriers. We believe that these types of customers are more likely to be receptive to the personal attention and service offered by us.

INDEPENDENT SUB-AGENTS

     As described above, it is anticipated that in the future we will engage additional unaffiliated sub-agents to market the services that we offer on behalf of various resellers and carriers. It is our intent that our sub-agents will have pre-existing relationships with our customers, who may be friends, family members or business associates. We anticipate that such sub-agents will interact with our customers socially or otherwise and that such interaction will help promote a relationship that will maintain customer loyalty to the sub-agent and to Riverbend. It is our goal that each sub-agent will have a defined territory, with a defined customer list comprised of prospective customers. Sub-agents will evaluate which products and services should be offered to the customer and will illustrate to the customer the potential savings that the customer may realize. Sub-agents will be compensated on a commission basis calculated based on a percentage of the commissions we receive from the reseller or carrier pursuant to our marketing agreements.

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
     The market for sub-agents is competitive. However, we believe that we will be able to attract and retain qualified sub-agents by offering them the opportunity to:

     *    participate in our stock option plan;
     * work with an experienced and proven management team in building a developing, entrepreneurial company;
     * participate in an attractive, results-oriented compensation package; and
     *    market competitive products and services.

CUSTOMERS

     We will identify potential customers through personal and business relationships, referrals and direct solicitation. Any individual or business who has a need for long distance services is a potential customer and we believe can benefit from our competitive service offerings. Once a customer has consented to using a service offered by us, we require the customer to complete an application for service which sets forth the customer's specific information and identifies the rates and terms of service that are being offered to the customer. We then send a service order to the telecommunication reseller or carrier whose service we have marketed to the customer. The reseller or carrier is then responsible for providing the service, billing for the service, collecting payments and for all customer service functions. It is anticipated that when a customer has a problem with the contracted service, the customer will contact the reseller or carrier directly. However, because we believe that customer service has become a critical element in attracting and retaining customers in the telecommunication industry, we will seek to differentiate and market ourselves through our commitment to helping our customers receive customer service from their designated reseller or carrier. To achieve this goal, our independent sub-agents will attempt to help our customers obtain the desired level of customer service through the reseller or carrier who provides their telecommunication service.

COMPETITION

     The telecommunications industry in the United States is highly competitive, rapidly evolving, and significantly influenced by the marketing and pricing decisions of the larger industry participants. Major participants in the industry regularly introduce new services and marketing activities. Competition is based upon pricing, customer service, billing services and perceived quality. We compete with numerous telecommunication companies that offer essentially the same services as the resellers and carriers we intend to represent. Several of our competitors are substantially larger and have greater financial, technical and marketing resources than we do. Our success will depend upon our continued ability to enter into favorable agreements that provide for high quality, high value services at prices generally competitive with, or lower than, those charged by our competitors.

     The major carriers have targeted price plans at residential customers with significantly simplified rate structures and with bundles of wireless services and local services with long distance, which may lower overall local and long distance prices. Competition is fierce for the small to medium-sized businesses that we also serve. Additional pricing pressure may come from the introduction of new technologies, such as Internet telephony, which seek to provide voice communications at a cost below that of traditional circuit-switched long distance service. Reductions in prices charged by our competitors may have a material adverse effect on us. Furthermore, consolidations and alliances across geographic regions and in the local and long distance market across industry segments may intensify competition from significantly larger, well-capitalized companies.

     Management recognizes that the telecommunications industry is comprised of hundreds of telecommunications carriers. However, we believe that many of these carriers do not have the financial resources available to hire and train an in-house sales force. Instead, many such companies rely either wholly or partially on independent sales agents, such as Riverbend, to market the carrier's products and services. We believe that many carriers compete for the services of independent sales agents and that such competition will ultimately result in increased commissions payable to companies such as Riverbend. Furthermore, we hope that such competition among carriers will result in additional benefits to independent sales agents, such as cash bonuses and equity participation rights.


     Our primary competitors are other independent sales agents, such as Spring Valley Marketing and Amercom; resellers of telecommunication services, such as Enhanced Communications Group and American Phone Services; and the in-house sales staffs of major telecommunications carriers, such as WorldCom and Sprint. The majority of in-house sales staffs of major carriers are better financed than Riverbend and are often able to offer telecommunication services at a lower rate. Furthermore, we are aware of blocks of potential customers who have created buying consortiums which, if successful, may present a source of direct competition.


TELECOMMUNICATIONS INDUSTRY REGULATION

GENERAL

     While Riverbend's marketing of telecommunication services is not subject to governmental regulation, the resellers and carriers with whom Riverbend contracts are subject to the various governmental regulations affecting the industry. The FCC regulates interstate and international telecommunications, while the state commissions regulate telecommunications that originate and terminate within the same state.

     The FCC and some states have rules that prohibit switching a customer from one carrier to another without the customer's express consent and specify how that consent must be obtained and verified. Most states also have consumer protection laws that further define the framework within which our marketing activities must be conducted. While directed at curbing abusive marketing practices, unless these rules are carefully designed and enforced, they can have the incidental effect of entrenching incumbent carriers and hindering the growth of new competitors, such as Riverbend.

FEDERAL REGULATION

     Riverbend's marketing efforts may be carried out through a variety of direct marketing programs, including inbound and outbound telemarketing, direct mail and agent sales. Restrictions on the marketing of telecommunication services are becoming stricter in the wake of widespread consumer complaints throughout the industry about "slamming" (the unauthorized conversion of a customer's pre-selected telecommunication carrier) and "cramming" (the unauthorized provision of additional telecommunication services). The Telecommunications Act strengthened penalties against slamming, and the FCC issued and updated rules tightening federal requirements of the verification of orders for telecommunication services and establishing additional financial penalties for slamming. In addition, many states have been active in restricting marketing through new legislation and regulation such as "Do Not Call" lists, as well as through enhanced enforcement activities. The constraints of federal and state regulation, as well as increased FCC, Federal Trade Commission and state enforcement attention, could limit the scope and the success of Riverbend's marketing efforts and subject us to enforcement action which may have an adverse effect on Riverbend.

     Statutes and regulations designed to protect consumer privacy also may have the incidental effect of hindering the growth of newer telecommunication companies such as Riverbend. For example, the FCC rules that restrict the use of "customer proprietary network information" (information that a carrier obtains about its customers through their use of the carrier's services) may make it more difficult for us to market additional telecommunication services to our existing customers.

     As a marketer of telecommunication services, Riverbend is not subject to the reporting requirements of the FCC or the state agencies, but the resellers and carriers with whom we contract and intend to contract may be subject to such regulations. The FCC imposes reporting, accounting, record-keeping and other regulatory obligations on resellers and carriers. Resellers and carriers must offer interstate service under rates, terms and conditions that are just, reasonable and not unreasonably discriminatory. Resellers and carriers must file tariffs listing the rates, terms and conditions of the resellers or carriers service. Although a resellers' or carrier's FCC tariffs, and the rates and charges they specify, are subject to review, they are presumed to be lawful and have never been formally contested by customers or other consumers. A reseller or carrier may be subject to forfeitures and other penalties if it violates the FCC's rules.

     Additionally, the Telecommunications Act provides for a significant deregulation of the domestic telecommunication industry, including the long distance industry. The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on the industry. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunication industry.

     The Telecommunications Act also set up a framework by which Bell operating companies could begin providing long distance services to their customers in areas where they

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allegedly provide local telecommunication services.  These actions are likely to increase competition within the affected states.

STATE REGULATION

     The vast majority of the states require resellers and carriers to apply for certification to provide local and interstate telecommunication services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The majority of states also require resellers and carriers to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require approval for transfers of control or certified carriers, corporate reorganizations, acquisitions or telecommunication operations, assignments or carrier assets, including subscriber bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and the rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. State regulatory authorities may also place burdensome requirements on telecommunication companies seeking transfers of control for licenses and the like.

EMPLOYEES


     We currently have two employees, Leon Nowalsky and Dr. Roy Greenberg, Riverbend's executive officers and directors. Messrs. Nowalsky and Greenberg intend to devote approximately 20% of their time to the business of Riverbend, but are available to devote additional time to our operations if such time is required. We may hire additional employees in the future. Messrs. Nowalsky and Greenberg will oversee the operations and have agreed to refrain from taking any salary until Riverbend commences generating sufficient cash flow to handle our anticipated expansion plans. We anticipate that a majority or our selling activities will be conducted through a to-be-developed network of independent sub-agents who will not be employees of Riverbend. Such agents will be paid on a commission basis.


RISK FACTORS

     An investment in our common stock is a risky investment. The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, operating results or financial condition. Other information set forth in this registration statement, including our financial statements and the related notes detail other risks effecting our business. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely effected.

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED HISTORY OF OPERATIONS AND THEREFORE HAVE LIMITED FINANCIAL INFORMATION.

     We began marketing telecommunications services in August 2001. Substantially all of our revenue to date has been derived from our marketing of the services offered by Norcom. There is limited historical financial information upon which to evaluate how we may perform in the future. We cannot be sure that we will be able to compete successfully in the telecommunications business. As a young company, we face numerous risks and uncertainties, including those that relate to our ability to:

     *    establish and increase our customer base;
     *    compete favorably in a highly competitive market;
     *    expand our service offerings;
     *    attract motivate and retain qualified sub-agents;
     *    access sufficient capital markets to support our growth;
     *    build an infrastructure to effectively handle our growth; and
     *    upgrade and enhance our technologies.

     We may not be successful in addressing these risks and our failure to do so would have a materially adverse effect on our business and financial results.

OUR ABILITY TO GENERATE REVENUES AND ACHIEVE MARKET ACCEPTANCE IS
UNCERTAIN BECAUSE OUR BUSINESS IS BASED ON AN UNTESTED BUSINESS PLAN, WHICH MAY NOT LEAD TO PROFITABILITY.

     Our business is based on an untested business plan. Our failure to complete our development and to market our services and products successfully could significantly affect our ability to succeed. If we cannot achieve profitability from our operating activities, we may not be able to meet our:

     *    capital expenditure requirements;
     *    debt service obligations; or
     *    working capital needs.

     Our profitability will depend primarily upon our ability to earn commissions from the marketing of telecommunications services offered by resellers and other telecommunications carriers.

OUR FUTURE GROWTH WILL REQUIRE SIGNIFICANT CAPITAL AND IF WE DO NOT OBTAIN NEEDED FINANCING, OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY COULD BE IMPAIRED.

     Implementation of our business plan will require additional amounts of capital. We cannot be certain that additional financing will be available to us on acceptable terms when required or at all. If we do not obtain needed financing, our ability to implement our business strategy could be impaired.

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BECAUSE WE ARE IN THE DEVELOPMENT STAGE, WE EXPECT TO EXPERIENCE INITIAL
RAPID GROWTH WHICH WILL BE DIFFICULT TO MANAGE.

     Our strategy includes acting as a marketer for other resellers of local and long distance telephone services. Because we are currently in the development stage, we expect to initially experience rapid growth, which will place additional demands upon our current management and other resources and will require additional working capital, information systems, and management, operational, and other financial resources. The growth of Riverbend will depend on various factors, including, among others:

     *    the ability of management to implement our strategy;
     *    competition;
     * the ability of the resellers with whom we contract to handle our growth in the amount of services we sell; and
     * the ability to implement reliable finance and management systems and controls.

     Not all of the foregoing factors are within our control.
Riverbend's ability to manage growth successfully will require Riverbend to continually enhance its operational, management, financial, and information systems and controls. We may not be able to manage or fund our growth, we may miss profitable opportunities and/or inefficiently allocate our resources which will effect our business, operating results, and financial condition.

OUR BUSINESS COULD BE MATERIALLY HARMED IF WE DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGES.

     The telecommunications industry is subject to rapid and significant changes in technology, customer requirements and customer preferences.
We may not be able to keep pace with technological change. If we fail to keep pace with these changes, our ability to attract new customers may be impeded and we may lose existing customers. New technologies could reduce the competitiveness of our services by reducing the cost or increasing the supply of services that compete with those we plan to offer.

WE CURRENTLY ARE DEPENDENT ON OUR RELATIONSHIP WITH NORCOM TO PROVIDE US WITH TELECOMMUNICATION SERVICES TO MARKET.

     In August 2001, Riverbend entered into an agreement with Norcom, Inc. to provide Norcom with marketing services. Norcom is a reseller of long distance telephone service, and accordingly we are dependent on Norcom's relationships with telecommunication carriers to provide us with long distance telephone services to market. At this time, we do not have agreements with any other resellers. Our marketing agreement with Norcom is for a period of two years and may be terminated on thirty (30) days notice. We cannot assure you that Norcom will not terminate the agreement or that we will be able to enter into agreements with any other resellers. Furthermore, if Norcom experiences financial difficulties, such difficulties may result in delays in our receipt of commissions due under our contract. As described above, Norcom could terminate our contract and cease all commission payments. If this were to occur, it would have a materially adverse effect on our business, financial condition and results of operation.

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THE SUCCESS OF OUR COMPANY WILL BE DEPENDENT ON OUR ABILITY TO RETAIN AND
ATTRACT EXPERIENCED AND KNOWLEDGEABLE PERSONNEL.

     Riverbend believes that its continued success will depend to a significant extent upon the abilities and efforts of its current management. Riverbend does not have employment agreements and does not maintain key man life insurance on either of its current management. The loss of the services of either of our current management, particularly Mr. Nowalsky, our President and Treasurer, would hinder our ability to raise funds and conduct our operations.

     Additionally, Riverbend may hire additional management with significant experience in our industry. If we choose to hire additional management, we believe our success will depend, in part, upon our ability to find, hire and retain such additional management personnel. The inability to find, hire and retain such personnel could affect our ability to effectively compete, adjust and predict changes in our industry.

WE BELIEVE THAT OUR LONG-TERM SUCCESS WILL DEPEND ON OUR ABILITY TO OFFER ADDITIONAL SERVICES.

     Riverbend's strategy includes offering additional telecommunication services in the future, such as data and paging services. The ability of Riverbend to offer these additional services will be limited by our ability to enter into agreements with resellers of such services.
Because we are currently only a marketer for Norcom's services, until we establish relationships with other resellers, we are limited by Norcom's ability or desire to offer additional services. Additionally, the entry into new markets entails risks associated with the state of development of the market, intense competition from companies that may have greater financial resources and experience than Riverbend, and increased selling and marketing expenses. There can be no assurance that we will be able to offer these services or that any services that we are able to offer will receive market acceptance in a timely manner, or at all, or that prices and demand in new markets will be at a level sufficient to provide profitable operations.

WE ARE DEPENDENT ON THIRD PARTIES FOR OUR OPERATIONS.

     We are dependent upon third parties to:

     *    provide long distance telephone service to our customers;
     *    perform customer service functions; and
     *    collect billing information and bill customers.

     Riverbend is only a marketer of resale telecommunications services and does not provide any of the above described services directly. However, our commission payments may be dependent on the timely and satisfactory performance by resellers or carriers of such services. If a reseller or carrier does not provide a customer with adequate service, such customer may terminate its use of the service and Riverbend would no longer receive any commission with regard to that customer. Any significant reduction in commissions received by Riverbend would have an adverse affect on our business, financial condition and results of operations.

WE INTEND TO USE INDEPENDENT SUB-AGENTS TO RECRUIT OUR CUSTOMERS WHO ARE LESS LIKELY THAN TRADITIONAL EMPLOYEES TO REMAIN WITH OUR COMPANY.

     Riverbend intends to use independent sub-agents and its relationship with other resellers to sell its services. We believe that significant turnover among independent sub-agents from year to year is typical of direct selling. Activities of the sub-agents in obtaining new subscribers are particularly impacted by changes in the level of sub-agent motivation, which in turn can be positively or negatively affected by general economic conditions, modifications in the commission and training fees and in our marketing plan, and a number of intangible factors. Our ability to attract sub-agents could be negatively affected by adverse publicity relating to Riverbend or its services or its operations. Because of the number of factors that impact recruiting of sub-agents, we cannot predict when or to what extent such increases or decreases in the level of our sub-agent retention will occur. In addition, the number of sub-agents as a percentage of the population may reach levels that become difficult to exceed due to the finite number of persons inclined to pursue an independent direct selling business opportunity.

BECAUSE OUR SALES FORCE IS MADE UP OF INDEPENDENT SUB-AGENTS, WE HAVE LESS CONTROL OVER THE ACTIONS OF OUR SALES FORCE.

     Because our sub-agents will be classified as independent contractors, and not as employees of Riverbend, we will be unable to provide them with the same level of direction and oversight as Riverbend employees. While we expect to implement policies and rules governing the conduct of our sub-agents and intend to periodically review the sales tactics of our sub-agents, it will be difficult to enforce such policies and rules. Violations of these policies and rules may reflect negatively on Riverbend. Long distance carriers have been subject to complaints before the FCC and state public utility commissions regarding the unauthorized switching of subscribers' long distance carriers (also known in the industry as "slamming").

THERE IS NO MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP IN THE
FUTURE.

     There is no market for our common stock, which has been sold only in private transactions, under exemptions to registration under federal and state securities laws. No stockholder should expect that a public market will develop in our common stock. Our potential to develop a market for our common stock depends on our business success, as well as upon general market perceptions regarding our business model, which cannot be accurately predicted.

A LIMITED NUMBER OF STOCKHOLDERS HAVE SUBSTANTIAL CONTROL OVER US AND COULD PREVENT STOCKHOLDERS FROM EFFECTING CORPORATE CHANGES.

     Our directors and officers, in the aggregate, beneficially own 100% of our outstanding common stock. These stockholders are able to significantly influence all matters requiring approval by our stockholders, including:

     *    the election of directors;
     *    exercise of control over our business and policies; and
     * the approval of mergers or other business combination transactions.

WE DO NOT INTEND TO PAY DIVIDENDS.

     We have never declared or paid cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock in the future. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt facilities and other factors that our board of directors considers appropriate.

RISKS RELATED TO OUR INDUSTRY

WE FACE SIGNIFICANT COMPETITION THAT MAY ADVERSELY AFFECT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS AND MAINTAIN OUR EXPECTED PRICING STRUCTURE.

     The United States telecommunication industry is highly competitive and significantly influenced by the marketing and pricing decisions of the larger industry participants. We expect to compete for customers with a number of well-established providers, as well as may other providers with less significant market share. Many of our competitors:

     *    are significantly larger than us;
     * have substantially greater financial, technical and marketing resources;
     *    offer a broader portfolio of services than we do;
     * have long-standing relationships with many of our target customers; and
     *    have greater name recognition and brand loyalty.

     In this competitive environment, our competitors may reduce rates or offer incentives to our existing and potential customers. For example, several domestic long distance carriers have introduced pricing strategies which provide for fixed, low rates for calls. We believe that to maintain our competitive position, we must be able to reduce our prices to meet reductions in rates by others, and cannot predict to what extent we may need to reduce our prices or whether we will be able to sustain future pricing levels if any of our competitors introduce competing services or similar services at lower prices. As a result, we cannot predict whether demand for any services we offer will exist at prices that enable us to continue to attract and retain customers or achieve profitability or positive cash flow.

WE MAY BE SUBJECT TO FEDERAL, STATE AND LOCAL REGULATION THAT COULD BE CHANGED TO OUR DETRIMENT.

     The Telecommunications Act provides for significant deregulation of the telecommunications industry. This statute and the related regulations remain subject to judicial review and additional rulemaking by the FCC, making it difficult to predict what effect the legislation will ultimately have on us. Because we only act as a marketer of services offered by resellers, we do not believe that our activities are governed by the Act or require any federal or state regulatory approvals.

A HIGH LEVEL OF CUSTOMER ATTRITION IS CHARACTERISTIC OF OUR INDUSTRY.

     A high level of subscriber attrition is a characteristic of the domestic residential long distance industry. Attrition is attributable to a variety of factors, including the termination of customers for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives. Although we believe that our customer retention strategy, which emphasizes personalized service will be successful, our strategy may prove unsuccessful. Because our revenue is based on recurring fees received from our customers, a high level of attrition could affect our results of operations by increasing costs associated with the acquisition of new customers and affecting our ability to achieve positive cash flow.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information in this registration statement contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe,"
"estimate," "plan," "goal" and "continue" or similar words. You should read statements that contain these words carefully because they:

     *    discuss our future expectations;
     * contain projections of our future results of operations or of our financial condition; or
     *    state other "forward-looking" information.

     There may be events in the future that we have not accurately predicted or that we cannot control. These events may include our ability to implement our business plan and potential competition, among other things. The risks listed under "Risk Factors," as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.



ITEM 2.  PLAN OF OPERATION.

PLAN OF OPERATION

     We are currently in the development stage and there have been no significant revenues earned from planned principal operations. We were organized to market as an independent sales agent, telecommunication services for carriers and resellers of local and long distance telephone and prepaid calling cards and Internet services. We will enter into contracts with various telecommunication carriers and resellers that will provide for an ongoing commission stream to Riverbend for local, long distance and Internet usage generated by each of the customers that we are responsible for providing to the carriers and resellers.

     As an independent sales agent, we are not responsible for transporting, billing and collecting for the usage associated with each customer. We provide the customer specific information to the carrier or reseller who handles all of these functions. Riverbend intends that under the majority of its contracts, the carrier or reseller will be contractually obligated to pay Riverbend commissions on a monthly basis for as long as each customer remains on the carrier or reseller's service or in some instances, for as long as the customers solicited by Riverbend maintain a specified volume or revenue with the specific carrier or reseller.

     Riverbend will focus its marketing efforts on residential and small to medium-sized businesses located primarily in Louisiana and the surrounding region. As a method to acquire customer accounts, Riverbend intends to develop a network of independent sub-agents.


     Until the effectiveness of this registration statement, management anticipates that Riverbend will engage in very little business activity and will not hire any employees. Upon the effectiveness of this registration statement, management intends to raise additional capital through the sale of securities in a private placement. We estimate that Riverbend can satisfy its cash requirements, which we estimate to be approximately $25,000, for the next twelve (12) months. We believe we can satisfy these cash requirements through commission revenue from current and future customer accounts. In addition, we hope to raise $100,000 in the next twelve months, to be used to help expand our business and for general corporate purposes, including soliciting additional independent sub-agents and developing marketing materials. We intend to raise these funds through the private placement of common stock to a limited number of investors pursuant to the exemptions from registration provided by Section 4(2), Regulation D and Rule 506 of the Securities Act of 1933, as amended. If we are unable to raise $100,000 through a private placement of common stock, we may be limited in our ability to expand our business, however, we believe we would still be able to grow at a much slower rate.


     Management does not anticipate that we will engage in any material product research and development because we intend to serve as a marketer of telecommunication services and not a direct provider. Management does not anticipate that we will purchase a plant or significant equipment and we do not anticipate hiring any additional employees because our business plan intends that we will utilize a network of independent sub-agents to market our products and services.

ITEM 3.  DESCRIPTION OF PROPERTY.

     Our address is 826 Barracks Street, New Orleans, Louisiana 70116. Our telephone number is (504) 524-2433. This space consists of the home-office of our President and Treasurer, Leon Nowalsky. We utilize the office under a verbal agreement where we do not pay rent or reimburse Mr. Nowalsky for the minimal expenses incurred. When we are successful in raising sufficient capital to begin executing our business plan, we may identify and lease appropriate office space, however, we do not intend to lease any office space during the next twelve (12) months.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of April 8, 2002 by:

     * each person who is the beneficial owner of more than 5% of our common stock;

     *    each of our directors;

     * each of our named executive officers in the summary compensation table;

     *    all of our named executive officers and directors as a group.


                                     Amount and Nature of
Name and Address of Stockholder      Beneficial Ownership(1)     Percent of Class
-------------------------------      --------------------        ----------------
Leon Nowalsky                             1,900,000                     95%
826 Barracks Street
New Orleans, Louisiana 70116

Roy Greenberg                               100,000                      5%
826 Barracks Street
New Orleans, Louisiana 70116

All Officers and Directors as a           2,000,000                    100%
group (2 persons)

________________________
(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

CHANGES IN CONTROL

     There are no understandings, arrangements or agreements known by management at this time which would result in a change in control of Riverbend.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth certain information regarding our executive officers, directors and key employees as of April 8, 2002:

Name              Age        Position
----              ---        --------

Leon Nowalsky     40         President, Treasurer and a Director
Roy Greenberg     47         Secretary and a Director

     LEON L. NOWALSKY founded Riverbend in August 2001, and has been our President, Treasurer and a Director since August 2001. Mr. Nowalsky has over fourteen (14) years of experience in telecommunications law and regulation. He is currently a partner in the firm of Nowalsky, Bronston & Gothard, APLLC, a New Orleans based law firm serving the telecommunications industry in regulatory matters, mergers and acquisitions and corporate law. The firm provides advice and counsel to over one hundred public and private telecommunications companies. Since 1992 the firm has represented clients in numerous past and pending acquisitions and corporate finance transactions. In 1999 alone, the firm served as lead corporate and/or regulatory counsel in transactions with an aggregate value of over $1 billion.

     Mr. Nowalsky has previously served as a director of the following companies: Network Long Distance, Inc., a long distance company which was acquired by IXC Communications (now part of Broadwing, NYSE: BRW) for $130 million; RFC Capital Corp., a specialty finance company dedicated exclusively to the telecommunications industry which was purchased in 1999 by TFC Financial Corp., a division of Textron (NYSE:
TXT); New South Communications, a facilities-based competitive local exchange carrier which recently received a $125 million investment from Kohlberg, Kravis & Roberts (KKR); and W2Com, LLC, a video conferencing and distance learning provider which was recently acquired by Arel Communications & Software, Ltd. (NASDAQ: ARLC) for $40 million. Mr. Nowalsky currently serves as a director of J.C. Dupont, Inc., a Louisiana-based oil and gas concern.

     Mr. Nowalsky received a bachelor degree from Tulane University and a juris doctorate from Loyola Law School. Mr. Nowalsky devotes as much time as is necessary to the business of Riverbend.

     DR. ROY D. GREENBERG, has been our Secretary and a Director since August 2001. From 1990 to the present, Dr. Greenberg has been in private practice, specializing in pediatric/child and adolescent populations, providing inpatient and outpatient services to children and families, including standard psychological and behavioral assessment, individual and group psychotherapy and cognitive-behavioral therapies. From 1987 to 1989, he served as a developmental specialist for children and families referred to the Human Genetics Program at Tulane University Medical School in New Orleans, LA. He is a member of the American Psychological Association and the Society for Pediatric Psychology.

     Dr. Greenberg received a B.S. in psychology in 1977 from Tulane University, a M.S. in psychology in 1982 from Tulane University and a Ph.D. in psychology in 1985, from Tulane University. Mr. Greenberg devotes as much time as is necessary to the business of Riverbend.

BOARD OF DIRECTORS

     Our articles of incorporation, as amended, provide that the number of members of our board of directors shall be not less than one and not more than three. Our current number of directors is two. Directors are elected by the stockholders at the annual meeting in the year their term expires and until their successors are duly elected and qualified. Directors are elected for a term of one year. All of the officers of Riverbend serve at the discretion of our board of directors.

BOARD COMMITTEES

     There are currently no committees of the board of directors.

DIRECTOR COMPENSATION

     Our directors do not currently and have never received any compensation for serving as a director to date. However, we expect to adopt a plan of reasonable compensation for our directors, which may include grants of options under our stock option plan. We intend to reimburse all of our non-employee directors for all direct expenses incurred by them in attending a board of director meeting and any committee meeting on which they serve.

EXECUTIVE OFFICERS OF RIVERBEND

     The only persons hired as executive officers of Riverbend are Leon Nowalsky who is the President and Treasurer, and Roy Greenberg who is the Secretary.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF
LIABILITY

     Our articles of incorporation provide for us to indemnify any director against any liability asserted against or incurred by such director in such capacity or arising out of the status as a director to the maximum extent permitted by law. We will pay for or reimburse the reasonable expenses (including attorney's fees) incurred by a director who is a party to a proceeding in advance of final disposition to the maximum extent permitted by law. We will indemnify and advance expenses to any officer, employee or agent who is not a director as may be authorized by the board of directors or when required by applicable law.

     Our bylaws also provide that we will indemnify our directors and officers, and may indemnify any of our employees and agents, to the fullest extent permitted by Nevada law. We are generally required to indemnify our directors and officers for all judgments, fines, penalties, settlements, legal fees and other expenses incurred in connection with pending, threatened or completed legal proceedings because of the director's or officer's position with us or another entity that the director or officer serves at our request, subject to certain conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. The board of directors must affirmatively vote to invoke the indemnification of an officer or director, but the bylaw provisions may constitute a custodial obligation of Riverbend regardless of such vote. Currently, we have no insurance to fund our indemnification obligation.

     At present, there is no pending or threatened litigation or proceeding involving any director or officer, employee or agent of ours where such indemnification will be required or permitted.

FAMILY RELATIONSHIPS

     Mr. Nowalsky and Mr. Greenberg are brothers-in-law.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding compensation paid to our President and those other individuals who served as executive officers since Riverbend's inception in August 2001 who earned in excess of $100,000 as compensation for services rendered on our behalf.

                         Annual Compensation         Long Term Compensation Awards
                    --------------------------------------------------------------
     Name                                             Restricted                    All
      And                                                Stock      Options/       Other
   Principal                   Salary      Bonus        Award(s)      SARs      Compensation
   Position         Year (1)    ($)         ($)           ($)          (#)          ($)
   --------         --------    ---         ---           ---          ---          ---

Leon Nowalsky,       2001     $     0     $     0         -0-          -0-          $     0
President

Roy Greenberg,       2001     $     0     $     0         -0-          -0-          $     0
Secretary

________________________
(1) Riverbend was incorporated and Messrs. Nowalsky and Greenberg commenced their employment in August 2001.

STOCK OPTIONS

OPTIONS GRANTED

     The following table sets forth certain information regarding grants of stock options to our executive officers who received stock options during fiscal year 2001.

                            Option/SAR Grants
                            Individual Grants
--------------------------------------------------------------------
   (a)             (b)          (c)             (d)         (e)

                             % of Total
                 Options/   Options/SARs     Exercise
                  SARs       Granted to       or Base
                 Granted     Employees         Price     Expiration
   Name            (#)     in Fiscal Year    ($/Share)      Date
   ----          -------   --------------    ---------      ----

Leon Nowalsky       0           0%               $0           0
Roy Greenberg       0           0%               $0           0


2001 STOCK OPTION PLAN

     In August 2001, we adopted the 2001 Stock Option Plan, which provides for the issuance of options to purchase up to 2,000,000 shares of common stock to our employees, officers, directors and consultants. The plan was approved by our stockholders in August 2001. Unless sooner terminated, the plan will expire in August 2011.

     The purpose of the plan is to encourage stock ownership by our employees, officers, directors and consultants so that they may acquire or increase their proprietary interest in Riverbend, and is intended to facilitate Riverbend's efforts to (i) induce qualified persons to become our employees, officers or consultants; (ii) compensate our employees officers, directors and consultants for past services; and (iii) encourage such persons to become employed by or remain in the employ of or otherwise continue their association with us and to put forth maximum efforts for the success of our business.

     The plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our common stock, stock awards or any other type of award. To the extent permitted by applicable law, we may issue any other options, warrants or awards other than pursuant to the plan without stockholder approval.

     The plan is administered by the board of directors. At its discretion, the board may determine the persons to whom options may be granted and the terms thereof.

     The terms of any options granted under the plan are not required to be identical as long as they are not inconsistent with the express provisions of the plan. In addition, the board may interpret the plan and may adopt, amend and rescind rules and regulations for the administration of the plan.

     Options may be granted as incentive stock options ("Incentive Options") intended to qualify for special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), or as non-qualified stock options ("Non-Qualified Options") which are not intended to so qualify.

Only employees of Riverbend are eligible to receive Incentive Options. The period during which options may be exercised may not exceed ten years. The exercise price for Incentive Options may not be less than 100% of the fair market value of the common stock on the date of grant; except that the exercise price for Incentive Options granted to persons owning more than 10% of the total combined voting power of the common stock may not be less than 110% of the fair market value of the common stock on the date of grant and may not be exercisable for more than 5 years. The exercise price for Non-Qualified Options may not be less than 85% of the fair market value of the common stock on the date of grant. The plan defines "fair market value" as the value of the stock on a given date as determined by the committee in accordance with the Treasury department regulations applicable to "incentive stock options" within the meaning of Section 422 of the Code.

     The plan contains provisions for proportionate adjustment of the number of shares issuable upon the exercise of outstanding options and the exercise price per share in the event of stock dividends, recapitalization resulting in stock splits or combinations or exchange of shares.

     If Riverbend is subject to a Change in Control as a result of its sale, transfer or other disposition of all or substantially all of its assets, Riverbend may elect to cancel all outstanding options, pursuant to 15 days notice, upon consummation of the sale, transfer or other disposition. If Riverbend merges or consolidates with another corporation, whether or not Riverbend is the surviving corporation, outstanding options shall be subject to the agreement of merger or consolidation which without participant's consent may provide for: (i) the continuation of outstanding options by Riverbend (if it is the surviving corporation), (ii) the assumption of the plan and outstanding options by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of options with substantially the same terms for the outstanding options, or (iv) if a change in control is involved, the termination of the outstanding options as described above.

     Except as otherwise provided under the plan, an option may not be exercised unless the recipient then is an employee, officer or director of or consultant to Riverbend, and unless the recipient has remained continuously as an employee, officer or director of or consultant to Riverbend since the grant of the option.

     If an optionholder ceases to be an employee, officer or director of, or consultant to Riverbend (other than by reason of death or permanent disability), other than for cause, the holder may exercise any options or Stock Appreciation Rights ("SARs") that are vested but unexercised on the date his or her service is terminated until earlier of (i) 30 days after the date of termination of service, or (ii) the expiration date of the options or SARs. However, termination of employment at any time for cause immediately terminates all options or SARs held by the terminated employee. If termination is by reason of disability, however, the holder may exercise his or her options or SARs until the earlier of (i) 12 months after the termination of service, or (ii) the expiration of the term of the option or SAR. If the holder dies while in service to Riverbend, the holder's estate or successor by bequest or inheritance may exercise any options or SARs that the holder was entitled to exercise on the date of his or her death at any time until the earlier of (i) the period ending one year after the holder's death, or (ii) the expiration of the term of the option or SAR.

                                  -23-
PAGE>
     Options granted under the plan are not transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, or the rules thereunder. Options may be exercised, during the lifetime of the recipient, only by the recipient and thereafter only by his legal representative.

     The board of directors may suspend, terminate, modify or amend the plan but no amendment, modification, extension, assumption, cancellation or discontinuation shall be made (except those specifically permitted under other provisions of the plan) (i) which would impair the rights of an optionee or participant under a stock option theretofore granted or which would cause an optionee's or participant's existing Incentive Stock Option to no longer qualify as an Incentive Stock Option, without the optionee's or participant's consent, or (ii) which, without approval of the stockholders of Riverbend, would cause the Plan to no longer comply with (A) the rules promulgated by the Securities and Exchange Commission under authority granted in Section 16 of the Securities Exchange Act of 1934, as amended, if Riverbend is then a Reporting Company, (B) Section 422 of the Code or (C) any other statutory or regulatory requirements.

     SARs will entitle the recipient to receive a payment equal to the appreciation in market value of a stated number of shares of common stock from the price on the date the SAR was granted or became effective to the market value of the common stock on the date first exercised or surrendered. The board may determine such other terms, conditions or limitations, if any, on any awards granted pursuant to the plan.

EMPLOYMENT AGREEMENTS

     Riverbend does not have employment agreements with either Mr. Nowalsky or Mr. Greenberg, its only employees. Riverbend may enter into employment agreements with these individuals when and if we begin to generate sufficient revenue, and may also grant them options under our stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     As described elsewhere in this Form 10-SB/A1, Riverbend's offices, located at 826 Barracks Street, New Orleans, Louisiana, are located in the home-office of Leon Nowalsky. Mr. Nowalsky allows Riverbend to use the space as its headquarters rent-free.


ITEM 8.  DESCRIPTION OF SECURITIES.

AUTHORIZED CAPITAL STOCK

     Our articles of incorporation, authorize shares of capital stock consisting of:

     *    10,000,000 shares of common stock, $0.001 par value.

COMMON STOCK

     We are authorized to issue up to 10,000,000 shares of common stock, $0.001 par value. There are presently 2,000,000 shares of common stock issued and outstanding to officers and directors. All shares of common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by stockholders. There are currently two holders of record of Riverbend's common stock, Leon Nowalsky and Roy Greenberg.

     The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not allowed, which means that the holders of a majority of the outstanding shares represented at any meeting at which a quorum is present will be able to elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. On liquidation, each common stockholder is entitled to receive a pro rata share of our assets available for distribution to common stockholders.

DIVIDEND POLICY

     Dividends are payable on common stock when, as, and if declared by the board of directors out of funds legally available to pay dividends. Riverbend has paid no cash dividends on its common stock to date and it does not anticipate payment of cash dividends in the foreseeable future.

REPORTS TO STOCKHOLDERS

     Upon the effectiveness of the registration statement, Riverbend will file periodic reports, including annual reports containing financial statements audited by independent public accountants, and quarterly reports, which contain unaudited financial statements, with the Securities and Exchange Commission.

STOCK TRANSFER AGENT

     Riverbend will serve as its own transfer agent until such time, if ever, that a trading market develops for its common stock.

                                 PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

     Our common stock is not publicly traded. As of April 8, 2002, no shares of common stock were subject to outstanding options. We have not agreed to register any of our outstanding shares of common stock under the Securities Act and as of April 8, 2002, no shares of common stock could be sold pursuant to Rule 144 under the Securities Act. We are not proposing to offer any of our shares publicly.

HOLDERS

     As of April 8, 2002, we had approximately two (2) beneficial owners of record of our common stock. We have not declared any cash dividends on our common stock.

ITEM 2.  LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings, nor are we aware of pending or threatened litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In August 2001, we issued a total of 2,000,000 shares of our common stock to Leon Nowalsky and Roy Greenberg, our directors and executive officers. As consideration for his shares, Mr. Nowalsky paid $5,000 of Riverbend's organization costs, assigned to Riverbend a $17,000 receivable and contributed $98 in prepaid calling card inventory. Mr. Greenberg received his shares in consideration for his payment of $1,000 in cash to Riverbend. The issuance of common stock was pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and related state private offering exemptions. These individuals took their shares for investment purposes without a view to distribution and had access to information concerning Riverbend. The certificates bear restricted legends prohibiting their transfer.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The articles of incorporation and the bylaws of Riverbend, filed as Exhibits 3.1 and 3.2, respectively, provide that we will indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in our best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                          FINANCIAL STATEMENTS
               - - - - - - - - - - - - - - - - - - - - - -
                      Year Ended December 31, 2001
             and for the Period August 21, 2001 (Inception)
                        through December 31, 2001

                         RIVERBEND TELECOM, INC.











                           TABLE OF CONTENTS                      Page(s)
                           ------------------                     -------

Independent Auditors' Report                                        F-1

Financial Statements

  Balance Sheet                                                     F-2

  Statement of Operations                                           F-3

  Statement of Stockholders' Equity                                 F-4

  Statement of Cash Flows                                           F-5

Notes to Financial Statements                                     F-6-F-13

                      INDEPENDENT AUDITORS' REPORT


Shareholders and Board of Directors
Riverbend Telecom, Inc.

     We have audited the accompanying balance sheet of Riverbend Telecom, Inc. (a development stage company) as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the period August 21, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbend Telecom, Inc. (a development stage company) as of December 31, 2001, and the results of its operations, and its cash flows for the period August 21, 2001 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


                    WEGMANN-DAZET & COMPANY, APC
Metairie, Louisiana
March 19, 2002

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                              BALANCE SHEET
                              - - - - - - -
                            December 31, 2001




                                 ASSETS
                                 ------
Current Assets
  Cash                                                        $    7,378
  Receivable - real estate commissions (Note 2)                      706
  Inventory                                                          169
                                                              ----------
      Total Current Assets                                         8,253

Receivable - real estate commissions (Note 2)                     16,083
                                                              ----------

      Total Assets                                            $   24,336
                                                              ==========



                  LIABILITIES AND STOCKHOLDERS' EQUITY
                  ------------------------------------
Current Liabilities
  Accounts payable                                            $    7,968
                                                              ----------
          Total Current Liabilities                                7,968
                                                              ----------

Stockholders' Equity
  Common Stock; $.001 par value; 10,000,000 shares
    authorized; 2,000,000 issued (Note 6)                          2,000
  Additional paid-in capital                                      20,098
  Deficit accumulated during the development stage                (5,730)
                                                              ----------
      Total Stockholders' Equity                                  16,368
                                                              ----------

      Total Liabilities and Stockholders' Equity              $   24,336
                                                              ==========



















             See accompanying Notes to Financial Statements.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                         STATEMENT OF OPERATIONS
                         - - - - - - - - - - - -
  For the Period August 21, 2001 (inception) through December 31, 2001





Revenues                                                      $   19,209

Cost of revenues                                                  16,211
                                                              ----------

      Gross profit                                                 2,998

Operating expenses:
  General and administrative                                       8,728
                                                              ----------

      Net loss                                                $   (5,730)
                                                              ==========



Weighted average number of shares outstanding                  2,000,000
                                                              ==========

Loss per share - basic and fully diluted                        $ (0.003)
                                                                ========




























             See accompanying Notes to Financial Statements.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                    STATEMENT OF STOCKHOLDERS' EQUITY
                    - - - - - - - - - - - - - - - - -
  For the Period August 21, 2001 (inception) through December 31, 2001



                                        Common Shares     Additional
                                      ------------------   Paid-in
                                       Shares    Amount    Capital   Deficit   Total
Common stock issued for payment
  of organization cost,
  assignment of a receivable
  and the contribution of
  repaid calling card inventory     2,000,000   $2,000     $20,098             $22,098

Net (loss) for the period from
  inception to December 31, 2001                                     (5,730)    (5,730)
                                   ----------------------------------------------------

Balance as of December 31, 2001     2,000,000   $2,000     $20,098  $(5,730)   $16,368
                                   ====================================================

























             See accompanying Notes to Financial Statements.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                         STATEMENT OF CASH FLOWS
                        - - - - - - - - - - - - -
  For the Period August 21, 2001 (inception) through December 31, 2001



Cash Flows from Operating Activities
  Net (loss)                                                  $   (5,730)
  Additional paid-in capital issued for stockholder
    payment of organization cost                                   5,000
  Adjustments to reconcile net loss to net cash
    Provided by operating activities
      Decrease in receivable - real estate commission                212
      Increase in inventory                                          (72)
      Increase in accounts payable                                 7,968
                                                              ----------


Net Cash Provided by Operating Activities                          7,378
                                                              ----------


Net Cash Provided by Investing Activities                              0
                                                              ----------

Net Cash Provided by Financing Activities                              0
                                                              ----------


      Cash at end of Period                                   $    7,378
                                                              ==========


























             See accompanying Notes to Financial Statements.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      NOTES TO FINANCIAL STATEMENTS
                      - - - - - - - - - - - - - - -
                            December 31, 2001


1)   Summary of significant accounting policies
     ------------------------------------------

     This summary of accounting policies for Riverbend Telecom, Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     a)   Organization and basis of presentation
          --------------------------------------
          The Company was incorporated under the laws of the State of Nevada on August 21, 2001. The Company is in the development stage as there have been no significant revenues earned from planned principal operations. The Company's policy is to prepare its financial statements on the accrual basis of accounting with a fiscal year end of December 31st.

     b)   Nature of business
          ------------------
          The Company was organized to market as an independent sales agent telecommunication services for carriers and resellers of local and long distance telephone and prepaid calling cards and Internet services. The Company will enter into contracts with various telecommunication carriers and resllers that will provide for an ongoing commission stream to the Company for local, long distance and Internet usage generated by each of the customers that the Company is responsible for providing to the carriers and resellers.

          As an independent sales agent, the Company is not responsible for transporting, billing and collecting for the usage associated with each customer. The Company provides the customer specific information to the carrier or reseller who handles all of these functions. The Company intends that under the majority of its contracts, the carrier or reseller will be contractually obligated to pay the Company commissions on a monthly basis for as long as each customer remains on the carrier or reseller's service or in some instances, for as long as the customers solicited by the Company maintain a specified volume or revenue with the specific carrier or reseller. The Company records these monthly commissions as revenue.

          The Company recognizes revenues from the sale of prepaid calling cards at the time the cards are sold. Provisions for discounts, returns, and other adjustments are provided for in the same period the related revenues are recorded.

          The Company has focused its marketing efforts on residential and small to medium sized businesses located primarily in Louisiana and surrounding region. As a method to acquire customer accounts, the Company intends to develop a network of independent sales agents.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      NOTES TO FINANCIAL STATEMENTS
                      - - - - - - - - - - - - - - -
                            December 31, 2001

1)   Summary of significant accounting policies (continued)
     ------------------------------------------------------
     c)   Use of estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d)   Cash and cash equivalents
          -------------------------
          For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

     e)   Concentrations of credit risk
          -----------------------------
          At December 31, 2001, the Company maintained cash balances at one bank. The Federal Deposit Insurance Corporation insures balances up to $100,000 at the bank.

     f)   Inventory
          ---------
          Inventory consists of prepaid telephone cards that are stated at the lower of cost (first-in, first-out) or market.

     g)   Impairment of long-lived assets
          -------------------------------
          An evaluation of recoverability is performed whenever facts and circumstances indicate that the carrying amount of long-lived assets may be impaired. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If this review indicates that the carrying value of the assets will not be recoverable, the carrying cost value of the Company's assets would be reduced to their estimated fair market value.

     h)   Major agency agreements
          -----------------------
          The Company earned 93% or $17,958 of its revenue from commissions paid by Norcom, Inc., a reseller of telecommunication services. Under the terms of the non-transferable and non-exclusive agreement, Norcom, Inc. pays the Company commissions on all long distance revenues generated from customers provided by Norcom by the Company. The agreement, which was executed in August 2001 and which can be terminated with 30 days notice, is for a period of two years; however, a new agreement may be entered into at the expiration of the current agreement.

          In connection with the above agreement, the Company entered into a verbal agreement with an individual to provide customers on the Company's behalf to Norcom, Inc. The Company pays the individual the commission revenue that it receives each month from Norcom, Inc. less $500, which the Company retains. For the period ending December 31, 2001, the Company incurred $15,958 in commission expense under this agreement.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      NOTES TO FINANCIAL STATEMENTS
                      - - - - - - - - - - - - - - -
                            December 31, 2001




1)   Summary of Significant Accounting Policies (continued)
     ------------------------------------------------------

     i)   Income taxes
          ------------
          Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

     j)   Stock-based compensation
          ------------------------
          The Company accounts for stock-based compensation issued to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under this intrinsic value based method, compensation is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation, if any, is recognized over the applicable service period, which is usually the vesting period.

          The Financial Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." This standard, if fully adopted, changes the method of accounting for employee stock-based compensation plans to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

          The adoption of the accounting methodology of SFAS 123 is optional and the Company has elected to account for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as if the Company adopted the cost recognition requirements under SFAS 123, are required to be presented.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      NOTES TO FINANCIAL STATEMENTS
                      - - - - - - - - - - - - - - -
                            December 31, 2001



1)   Summary of significant accounting policies (continued)
     ------------------------------------------------------

     k)   Earnings (loss) per share
          -------------------------
          The Company follows Statement of Financing Accounting Standards No. 128 "Earnings per Share" (SFAS No. 128). Basic earnings
          (loss) per common share is calculated by dividing net earnings
          (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if options or awards to issue common stock were exercised or converted into common shares. Diluted earnings (loss) per common share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options and awards. There are no potentially dilutive stock options, awards or stock appreciation rights outstanding for the period presented.

     l)   Recent pronouncements
          ---------------------
          In July, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards (SFAS 141), Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS
          142. The Company does not believe the adoption of these standards will have a material impact on the Company's financial statements.

          In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of this standard will have a material impact on the Company's financial statements.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      NOTES TO FINANCIAL STATEMENTS
                      - - - - - - - - - - - - - - -
                            December 31, 2001


1)   Summary of significant accounting policies (continued)
     ------------------------------------------------------

     l)   Recent pronouncements (continued)
          ---------------------------------
          In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of this standard will have a material impact on the Company's financial statements.

2)   Receivable - real estate commissions
     ------------------------------------

        In August 2001, a majority shareholder assigned to the Company the current and future rights to receive real estate commissions in connection with a November 5, 1991 lease agreement for real property located in Texas. The majority shareholder acquired the rights in August 2001 by paying $17,000 to a real estate broker who was entitled to receive as lease commissions 3% of the base monthly rental payable monthly over the primary term of the lease, which is through May 2, 2012, and any extensions thereof. In addition, the majority shareholder assigned to the Company the rights to receive a commission on the sale of the property by the lessor to the lessee during the primary term of the lease.

        The lease can be renewed for three (3) consecutive periods of ten
     (10) years each, under the same terms and conditions as the primary term. If the property were sold to the lessee doing the primary term, the Company would receive sales commissions ranging from 2.5% to 1.5% of the adjusted sales price depending on the year the property was sold.

        The base monthly rental is adjustable every three years based on the lesser of the increase in the national consumer price index or 18%. The current monthly lease commission, which is payable by the lessor contingent on the lessor's collection of the base monthly rental from the lessee, is $275. The Company recorded a receivable of $17,000 for the rights to receive lease commissions over the remaining primary term of the lease. The receivable earns interest at 15.7%.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      NOTES TO FINANCIAL STATEMENTS
                      - - - - - - - - - - - - - - -
                            December 31, 2001



3)   Commitments
     -----------

        As of December 31, 2001, Company activities have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the Company for these facilities and there are no commitments for future use of the facilities.

4)   Financial instruments
     ---------------------

        Estimated fair values of the Company's financial instruments (all of which are held for non-trading purposes) are as follows:

                                       Carrying    Fair
                                        Amount     Value
          Assets:
               Cash                     $7,378    $7,378
               Accounts receivable      16,789    16,789

          Liabilities:
               Accounts payable          7,968     7,968

          Fair values were determined as follows:

          The carrying amounts of cash, and accounts payable approximate fair value because of the short-term maturity of these instruments.

          The receivable is carried at cost, which approximates fair value.

5)   Stock option plan
     -----------------

        In August 2001, the Company's Board of Directors adopted a stock option plan (the "2001 Stock Option Plan"). The Plan, which expires in August 2011, authorizes the Board of Directors to grant non-qualified and incentive stock options, stock awards and stock appreciation rights to eligible employees, directors, officers and consultants of the Company. The Plan provides for the reservation and availability of up to 2,000,000 shares of common stock of the Company. The Board of Directors fixes the term of any option granted under the Plan at the time the option is granted. As defined in the Plan, the exercise price for each option shall be equal to 85% to 110% of the fair market value of the common stock on the date of grant and shall vest as determined by the Board of Directors. There are no options, stock awards or stock appreciation rights granted under the Plan for the period ended December 31, 2001.

                         RIVERBEND TELECOM, INC.
                      (A DEVELOPMENT STAGE COMPANY)

                      NOTES TO FINANCIAL STATEMENTS
                      - - - - - - - - - - - - - - -
                            December 31, 2001


6)   Stockholders' equity
     --------------------

     A chronological history of Stockholders' Equity is as follows:

     a) August 21, 2001, Riverbend Telecom, Inc. incorporated in Nevada. The Company is authorized to issue 10,000,000 shares of its $0.001 par value common stock.

     b) August 21, 2001, the Company issued 1,900,000 shares of common stock to Mr. Leon Nowalsky, its president, treasurer, and a director, and 100,000 shares of common stock to Dr. Roy Greenberg, its secretary and a director in exchange for Mr. Nowalsky's payment of $5,000 of Company organization costs, his assignment to the Company of a $17,000 receivable and his contribution of $98 in prepaid calling card inventory. Of the total received, $2,000 is considered common stock and $20,098 is considered additional paid-in capital.

7)   Income taxes
     ------------

        The Company has no provisions for current or deferred income taxes for the year ended December 31, 2001.

        Under the asset and tax liability method of SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to difference between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. As of December 31, 2001 the tax effects of temporary differences that give rise to the deferred tax assets are as follows:

          Deferred tax assets:
            Net operating loss carryforwards                     $  160
            Tax over book basis - organizational costs              699
                                                                 ------
                                                                    859
          Less:  Valuation allowance                               (859)
                                                                 ------
                                                                 $    0
                                                                 ======

                         RIVERBEND TELECOM, INC.
                      NOTES TO FINANCIAL STATEMENTS
                      - - - - - - - - - - - - - - -
                            December 31, 2001


7)   Income taxes (continued)
     ------------------------

     A valuation allowance is required for those deferred tax assets that are not likely to be realized. Realization is dependent upon future earnings during the period that temporary differences and carry forwards are expected to be available. Because of the uncertain nature of their ultimate realization, a full valuation allowance is recorded against these deferred tax assets.

     The net operating loss carry forwards expire in 2021.

     A reconciliation of income tax benefits with the amount of tax computed by applying the federal statutory rate to pre-tax income follows:

     Net loss                                     $ 5,730
                                                  -------

     Tax benefit at statutory rate                  1,948        34 %
          Tax bracket difference                   (1,089)      (19)%
     Valuation allowance                             (859)      (15)%
                                                  -------      ----

          Total income taxes                      $     0         0 %
                                                  =======      ====

8)   Cash flow disclosures
     ---------------------

        Non-cash activities not included in cash flows:
          Additional paid in capital resulting
          from the assignment of real estate
          commission                              $17,000
                                                  =======

9)   Subsequent event
     ----------------

       The Company plans to file a registration statement with the United States Securities and Exchange Commission on Form 10-SB.

                                PART III

ITEMS 1 AND 2. INDEX AND DESCRIPTION TO EXHIBITS

     The Exhibits listed below are filed as part of this Registration
Statement.

Exhibit
Number         Description
------         ----------------------------------------------------------


3.1            Articles of Incorporation of Riverbend Telecom, Inc. dated
               August 21, 2001*

3.2            Bylaws of Riverbend Telecom, Inc.*

10.1           Independent Contractor Agreement between Riverbend
               Telecom, Inc. and Norcom, Inc.*


---------------
* previously filed

                               SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   RIVERBEND TELECOM, INC.


Date: May 21, 2002                By: /s/ Leon Nowalsky
                                      --------------------------------
                                      Leon Nowalsky, President

                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                              FORM 10-SB/A1


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                         RIVERBEND TELECOM, INC.
                         -----------------------
             (Name of small business issuer in its charter)

           NEVADA                                         91-2150635
-------------------------------                       -------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


                           826 BARRACKS STREET
                      NEW ORLEANS, LOUISIANA 70116
                      ----------------------------
           (Address of principal executive offices) (Zip Code)



               Issuer's telephone number:  (504) 524-2433
                                         -----------------

                              EXHIBIT INDEX
                              -------------


Exhibit                                        Page Number in
No.            Document                 Sequentially Numbered System
-------        --------                 ----------------------------


3.1            Articles of Incorporation of Riverbend Telecom, Inc. dated
               August 21, 2001*

3.2            Bylaws of Riverbend Telecom, Inc.*

10.1           Independent Contractor Agreement between Riverbend
               Telecom, Inc. and Norcom, Inc.*
----------------
* previously filed